Exhibit 99.1

Nayax Reports First Quarter of 2023 Financial Results

Revenue Grew 54% Year-Over-Year to $52.4 Million

Recurring Revenue Grew 44% Year-Over-Year

Reaffirms FY 2023 Revenue Outlook, Raises Earnings Outlook

HERZLIYA, Israel, May 10, 2023 (Globe Newswire) – Nayax Ltd. (Nasdaq & TASE: NYAX), a global commerce enablement and payments platform designed to enable retailers to provide consumers with digital, cashless, connected commerce experiences, and enhance consumer loyalty and conversion, today announced its financial results for the first quarter of 2023.

“We exceeded our first quarter expectations on both the top and bottom line and continued to realize the efficiencies from our infrastructure investments and cost discipline, while executing our key strategic priorities. We reported strong revenue growth of 54% year-over-year that again exceeded our 35% annual growth target and saw marked improvement in our net income and Adjusted EBITDA. With these strong results, we are raising our Adjusted EBITDA guidance to reach profitability in 2023 instead of breakeven” said Yair Nechmad, Chief Executive Officer and Chairman of the Board. “In Q1, we demonstrated the high level of customer satisfaction for our products and solutions as measured by our net retention rate, which increased to 141%.”

Mr. Nechmad continued, “Nayax’s business fundamentals remain strong. Our continued business momentum is the result of our value proposition, adoption of cashless payments globally and the focused execution of our strategies. Our underlying business momentum positions us well to capture the growth opportunities ahead and achieve our goal toward profitability.”

First Quarter Financial Highlights

(All comparisons are relative to the three-month period ended March 31, 2022, unless otherwise stated):

•	Total revenue of $52.4 million, an increase of 54%.

•	Recurring revenue from monthly SaaS and payment processing fees grew 44% and represented 62% of total revenue in Q1 2023.

•	Q1 had positive impact on revenues from foreign currency exchange rate fluctuations of $1M compared to Q4 2022.

Revenue Breakdown	Q1 2023 ($M)	Q1 2022 ($M)	Change (%)
SaaS Revenue	13.2	10.3	28.1%
Payment Processing Fees	19.1	12.2	56.6%

Total Recurring Revenue (*)	32.3	22.5	43.6%
POS Devices Revenue (**)	20.1	11.6	73.3%
Total Revenue	52.4	34.1	53.7%

(*) Recurring Revenue comprised of SaaS revenue and payment processing fees.
(**) POS Devices Revenue includes revenues that are derived from the sale of our hardware products.

•
Q1 2023 gross margin of 34% was slightly higher compared to 33% in Q4 2022. Similar to Q4 2022, gross margin continues to be impacted by the higher mix of POS devices revenue, and increase in processing fees, which have lower margins than SaaS revenue.

•	Gross profit reached $17.9 million, an increase of 37%.

•
Operating expenses, including research and development, share-based compensation expenses, and depreciation and amortization amounted to $22.7 million, a reduction of 5% from Q4 2022. This decline reflects our efforts during the quarter to adapt our cost structure and to continue managing the business with greater cost discipline in 2023, while benefitting from the efficiencies driven by our investment in automation and enhanced infrastructure. The strong progress in moderating expenses positions us well to reach our stated goal towards profitability.

•	Q1 2023 Operating loss was $5.2 million, compared to an operating loss of $8.9 million.

•	Net loss for Q1 2023 was $5.5 million, or ($0.1685) per diluted share, compared to a net loss of $9.8 million, or ($0.299) per diluted share.

•
We continued to make significant strides in improving our bottom line, with an improvement of $2.7 million to Adjusted EBITDA. Adjusted EBITDA was a negative $0.6 million compared to negative $3.3 million in Q1 2022.

Explanation of Company Revenues

Nayax generates revenue from the sale of its POS devices, a monthly subscription fee for access to its SaaS solutions, and payment processing fees for transactions made at the point-of-sale and through its global platform, as provided in the chart above.

The Company provides payment processing and business operations software solutions and services through its global cashless payment platform. In Q1 2023, the Company recorded strong growth in its recurring revenue from SaaS and payment processing, reflecting 62% of total revenue. This increase in recurring revenue represents growth in both the number of transactions processed through our devices as well as an increase in total transaction value. This growth is a result of our growing install base of managed and connected devices as well as the continued rapid adoption of cashless payments by consumers.

Operational Highlights

(All comparisons are relative to the three-month period ended March 31, 2022, unless otherwise stated):

•	Expanded our diverse customer base this quarter, by adding 5,000 new customers across our global footprint, bringing our total customer base to 52,000, as of March 31, 2023, an increase of 54%.

•
Dollar-based net retention rate increased to 141%, reflecting the high satisfaction and loyalty our customers place on our comprehensive solutions to increase their revenue and improve their operations.

•
Added almost 44,000 managed and connected devices during the quarter, driven by robust customer demand, bringing the total number of managed and connected devices to 769,000. This represents an increase of 39%.

•	Number of processed transactions grew by 52% to 410 million.

•	Total transaction value increased by 63% to $796 million.

Operational Metrics

We regularly monitor various operational metrics to help us evaluate our business, identify trends affecting our business, formulate business plans and make strategic decisions. We believe these financial and operating metrics are useful in evaluating our business. Although these operating and financial metrics are frequently used by investors and security analysts in their evaluation of companies, such metrics have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of our results of operations as reported under IFRS. In addition, our operating and financial metrics may be calculated in a different manner than similarly titled metrics used by other companies.

Key Performance Indicators	Q1 2023	Q1 2022	Change (%)
Total Transaction Value ($m)	796	489	63%
Number of Processed Transactions (millions)	410	269	52%
Take Rate % (Payments) (*)	2.40%	2.49%	-3%
Managed and Connected devices	769,000	553,000	39%

(*) Payment service providers typically take a percentage of every transaction in exchange for facilitating the movement of funds from the buyer to the seller. Take rate % (payments) is calculated by dividing the total dollar transaction value by the Company’s processing revenue in the same quarter.

Outlook

Details related to our 2023 outlook as well as mid-term and long-term outlook can be found in our quarterly earnings presentation located here: Nayax - Events & Presentations

Conference Calls:

Nayax will host two conference calls and webcasts on May 10, 2023. The first in English and the other in Hebrew to discuss 2023 first quarter results. The call in English will be held at 8:30 a.m. Eastern Time, 3:30 p.m. Israel Time and 5:30 a.m. Pacific Time, followed by the conference call in Hebrew at 9:30 a.m. Eastern Time, 4:30 p.m. Israel time and 6:30 a.m. Pacific Time. Participating on the call will be Yair Nechmad, Chief Executive Officer and Sagit Manor, Chief Financial Officer.

For the conference call in English, we encourage participants to pre-register using the link below. Those who pre-register will be given a unique PIN to gain immediate access to the call, bypassing the live operator. Participants may pre-register any time, including up to and after the call/webcast start time. You will immediately receive an online confirmation, an email with the dial in number and a calendar invitation for the event.

To pre-register, go to:

https://services.choruscall.ca/DiamondPassRegistration/register?confirmationNumber=10021590&linkSecurityString=1942221306

For those who are unable to pre-register, kindly join the conference call by using one of the dial-in numbers or clicking the webcast link below.

U.S.	TOLL-FREE:	1-855-327-6837
ISRAEL	TOLL-FREE:	1-809-458-327
INTERNATIONAL	TOLL-FREE:	1-631-891-4304

WEBCAST LINK:
https://viavid.webcasts.com/starthere.jsp?ei=1606941&tp_key=e9ae5bffc7

Participants may also register and join the conference call by visiting the Events section of the investor relations website, found here: Events

A replay of the conference call will be available from May 10, 2023, following the call, until May 24, 2023. To access the replay, please dial one of the following numbers:

Replay	TOLL-FREE:	1-844-512-2921
Replay	TOLL/INTERNATIONAL:	1-412-317-6671
Replay Pin Number: 10021590

An archive of the conference call will be available on Nayax's Investor Relations website Nayax Investors - Nayax.

To access the Hebrew conference call, click the link below:
https://us02web.zoom.us/webinar/register/WN_pLHVBxbRQ-W7pUbWsjzQWQ

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rate and exchange rates in the global economic environment over the world; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 1, 2023 (our "Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward- looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

Use of Non-IFRS Financial Information

In addition to various operational metrics and financial measures in accordance with accounting principles generally accepted under International Financial Reporting Standards, or IFRS, this press release contains Adjusted EBITDA, a non-IFRS financial measure, as a measure to evaluate our past results and future prospects.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we define as loss for the period plus finance expenses, tax expense, depreciation and amortization, share-based compensation costs, non-recurring issuance costs and our share in losses of associates accounted for by the equity method.

We present Adjusted EBITDA in this press release because it is a measure that our management and board of directors utilize as a measure to evaluate our operating performance and for internal planning and forecasting purposes. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe that Adjusted EBITDA, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because it provides an additional tool for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with other companies because it provides consistency and comparability with past financial performance. However, our management does not consider this non-IFRS measure in isolation or as an alternative to financial measures determined in accordance with IFRS.

Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Adjusted EBITDA may be different from similarly-titled measures used by other companies. The principal limitation of Adjusted EBITDA is that it excludes significant expenses that are required by IFRS to be recorded in our financial statements, as further detailed above. In addition, it is subject to inherent limitations as it reflects the exercise of judgment by management about which expenses are excluded or included in determining Adjusted EBITDA.

A reconciliation is provided at the end of this press release for Adjusted EBITDA to net loss, the most directly comparable financial measure prepared in accordance with IFRS. Investors are encouraged to review net loss and the reconciliation to Adjusted EBITDA included below and to not rely on any single financial measure to evaluate our business.

The Company cannot provide expected 2023 net income without unreasonable effort because certain items that impact net income are out of the Company's control and/or cannot be reasonably predicted at this time, which unavailable information could have a significant impact on the Company’s IFRS financial results.

About Nayax

Nayax is a global commerce enablement and payments platform designed to help merchants scale their business. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and consumer engagement tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers' growth across multiple channels. Today, Nayax has 9 global offices, approximately 800 employees, connections to more than 80 merchant acquirers and payment method integrations and is a recognized payment facilitator worldwide. Nayax's mission is to improve our customers' revenue potential and operational efficiency. For more information, please visit www.nayax.com

Investor Relations Contact:
ICR, Inc.
ir@nayax.com

NAYAX LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of March 31, 2023
(Unaudited)

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	As of March 31,	As of December 31,
	2023	2022
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	33,212	33,880
Short-term bank deposits	77	83
Restricted cash transferable to customers for processing activity	44,082	34,119
Receivables in respect of processing activity	27,742	25,382
Trade receivable, net	29,859	27,412
Inventory	27,378	23,807
Other current assets	4,990	5,777
Total current assets	167,340	150,460

NON-CURRENT ASSETS:
Long-term bank deposits	1,318	1,336
Other long-term assets	3,061	2,948
Investment in associate	6,221	6,579
Right-of-use assets, net	6,985	7,381
Property and equipment, net	6,271	6,668
Goodwill and intangible assets, net	57,080	55,116
Total non-current assets	80,936	80,028
TOTAL ASSETS	248,276	230,488

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED) (continued)

	As of March 31,	As of December 31,
	2023	2022
	U.S. dollars in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	11,755	7,684
Current maturities of long-term bank loans	1,046	1,052
Current maturities of loans from others and other long-term liabilities	4,935	4,126
Current maturities of leases liabilities	2,326	2,206
Payables in respect of processing activity	79,751	63,336
Trade payables	16,930	14,574
Other payables	17,829	17,229
Total current liabilities	134,572	110,207

NON-CURRENT LIABILITIES:
Long-term bank loans	1,155	1,444
Long-term loans from others and other long-term liabilities	4,918	7,062
Post-employment benefit obligations, net	407	403
Lease liabilities	5,238	5,944
Deferred income taxes	744	793
Total non-current liabilities	12,462	15,646
TOTAL LIABILITIES	147,034	125,853

EQUITY:
Share capital	8	8
Additional paid in capital	151,710	151,406
Capital reserves	9,810	9,771
Accumulated deficit	(60,286)	(56,550)
TOTAL EQUITY	101,242	104,635
TOTAL LIABILITIES AND EQUITY	248,276	230,488

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF LOSS (UNAUDITED)

	Three months ended March 31,
	2023	2022
	U.S. dollars in thousands
	(Excluding loss per share data)

Revenues	52,410	34,132
Cost of revenues	(34,535)	(21,039)
Gross Profit	17,875	13,093

Research and development expenses	(5,136)	(5,594)
Selling, general and administrative expenses	(16,431)	(14,825)
Depreciation and amortization in respect of technology and capitalized development costs	(1,140)	(1,045)
Share of loss of equity method investee	(358)	(501)
Operating loss	(5,190)	(8,872)
Finance expenses, net	(78)	(858)
Loss before taxes on income	(5,268)	(9,730)
Income tax expense	(259)	(50)
Loss for the period	(5,527)	(9,780)

Attribution of loss for the period:
To shareholders of the Company	(5,527)	(9,780)
Total	(5,527)	(9,780)

Loss per share attributed to shareholders of the Company:
Basic and diluted loss per share	(0.1682)	(0.2986)

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Three months ended March 31,
	2023	2022
	U.S. dollars in thousands
Loss for the period	(5,527)	(9,780)

Other comprehensive loss for the period:
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	39	(150)
Total comprehensive loss for the period	(5,488)	(9,930)

Attribution of total comprehensive loss for the period:
To shareholders of the Company	(5,488)	(9,930)
Total comprehensive loss for the period	(5,488)	(9,930)

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Equity attributed to shareholders of the Company
	Share capital	Additional paid in capital	Remeasurement of post-employment benefit obligations	Other capital reserves	Foreign currency translation reserve	Accumulated deficit	Total equity attributed to shareholders of the Company	Total equity
	U.S. dollars in thousands

Balance at January 1, 2023 (audited)	8	151,406	248	9,503	20	(56,550)	104,635	104,635
Changes in the three months ended March 31, 2023 (unaudited):
Loss for the period	-	-	-	-	-	(5,527)	(5,527)	(5,527)
Other comprehensive income for the period	-	-	-	-	39	-	39	39
Employee options exercised	*	304	-	-	-	-	304	304
Share-based compensation	-	-	-	-	-	1,791	1,791	1,791
Balance at March 31, 2023 (unaudited):	8	151,710	248	9,503	59	(60,286)	101,242	101,242

Balance at January 1, 2022 (audited)	8	150,366	102	9,503	394	(28,697)	131,676	131,676
Changes in the three months ended March 31, 2022 (unaudited):
Loss for the period	-	-	-	-	-	(9,780)	(9,780)	(9,780)
Other comprehensive loss for the period	-	-	-	-	(150)	-	(150)	(150)
Employee options exercised	*	94	-	-	-	-	94	94
Share-based compensation	-	-	-	-	-	3,260	3,260	3,260
Balance at March 31, 2022 (unaudited)	8	150,460	102	9,503	244	(35,217)	125,100	125,100

*Presents less than 1 thousand

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended March 31,
	2023	2022
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(5,527)	(9,780)
Adjustments to reconcile net loss to net cash provided by operations (see Appendix A)	6,412	6,834
Net cash provided by (used in) operating activities	885	(2,946)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capitalized development costs	(3,535)	(2,862)
Acquisition of property and equipment	(96)	(189)
Increase in bank deposits	(59)	(6,678)
Interest received	24	-
Investments in financial assets	-	(5,672)
Net cash used in investing activities	(3,666)	(15,401)

CASH FLOWS FROM FINANCING ACTIVITIES:
Interest paid	(275)	(141)
Changes in short-term bank credit	4,231	-
Transactions with non-controlling interests	-	(186)
Repayment of long-term bank loans	(254)	(1,463)
Repayment of long-term loans from others	(1,206)	(942)
Repayment of other long-term liabilities	(69)	(75)
Employee options exercised	96	91
Principal lease payments	(574)	(451)
Net cash provided by (used in) financing activities	1,949	(3,167)

Decrease in cash and cash equivalents	(832)	(21,514)
Balance of cash and cash equivalents at beginning of period	33,880	87,332
Gain (losses) from exchange differences on cash and cash equivalents	113	(1,279)
Gains from translation differences on cash and cash equivalents of foreign activity operations	51	213
Balance of cash and cash equivalents at end of period	33,212	64,752

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (Continued)

	Three months ended March 31,
	2023	2022
	U.S. dollars in thousands
Appendix A – adjustments to reconcile net loss to net cash provided by operations:

Adjustments in respect of:
Depreciation and amortization	2,627	2,004
Post-employment benefit obligations, net	4	(23)
Deferred taxes	(36)	(54)
Finance expenses (income), net	(211)	954
Expenses in respect of long-term employee benefits	60	50
Share of loss of equity method investee	358	501
Long-term deferred income	(26)	(26)
Expenses in respect of share-based compensation	1,560	3,102
Total adjustments	4,336	6,508

Changes in operating asset and liability items:
Increase in restricted cash transferable to customers for processing activity	(9,963)	(9,359)
Increase in receivables from processing activity	(2,361)	(5,188)
Increase in trade receivables	(2,432)	(1,067)
Decrease in other current assets	999	263
Increase in inventory	(3,582)	(2,248)
Increase in payables in respect of processing activity	16,415	15,036
Increase in trade payables	2,484	946
Increase in other payables	516	1,943
Total changes in operating asset and liability items	2,076	326
Total adjustments to reconcile net loss to net cash provided by (used in) operations	6,412	6,834

Appendix B – Information regarding investing and financing activities not involving cash flows:

Purchase of property and equipment in credit	35	178
Acquisition of right-of-use assets through lease liabilities	96	380
Share based payments costs attributed to development activities, capitalized as intangible assets	231	158

IFRS to Non-IFRS

The following is a reconciliation of loss for the period, the most directly comparable IFRS financial measure, to Adjusted EBITDA for each of the periods indicated.

	Quarter ended as of (U.S. dollars in thousands)
	Q1 2023	Q1 2022
Loss for the period	(5,527)	(9,780)
Finance expense, net	78	858
Tax expense	259	50
Depreciation and amortization	2,627	2,004
EBITDA	(2,563)	(6,868)
Expenses in respect of share-based compensation	1,560	3,102
Share of loss of equity method investee (1)	358	501
ADJUSTED EBITDA (2)	(645)	(3,265)

(1) Equity method investee is related to our investment in Tigapo.
(2) For historical years comparison (2018-2020), when excluding (i) product costs increase due to global components shortage (ii) bonus plan for non-sales employees that was introduced in Q3 2021 Adjusted EBITDA for Q1 2022 and Q1 2023 improved to $(0.3)M and $2.8M respectively.